Exhibit 99.6

PROPOSED CHANGES TO THE ARTICLES OF ASSOCIATION OF MERUS N.V.

Article	Proposed changes

1.

•      Textual enhancements and improving consistency with Dutch law terminology.

•      Addition and revision of several definitions in order to improve reader-friendliness of the articles.

•      Proposal for increased flexibility:

•      Proposed scope of “Indemnified Officer” also includes other current or former officers or employees as designated by the board.

•      Proposed definition of “Preferred Interest Rate” refers to the “relevant” EURIBOR rate, instead of 12-month EURIBOR. Typically, loans granted to a protective foundation carry interest based on 3-month or 6-month EURIBOR. The preferred interest payable on the company’s preferred shares should mirror the interest payable by the protective foundation on its loan as much as possible.

•      The definition of “Registration Date” refers back to applicable Dutch law, to avoid having to amend the articles in case of a change to the statutory registration date for general meetings.

•      Addition of “interpretation” provisions (e.g., definitions in the singular have a similar meaning in the plural, words denoting a gender include the other gender, etc.)

2.	• No changes.

3.

•      Textual enhancements.

•      Minor additions to the corporate objectives to increase flexibility and avoid potential ultra vires (i.e., transgression of objects) when performing relatively standard holding and financing activities.

4.

•      The authorized share capital could be increased in order to provide additional headroom for share issuances. Consistent with market practice, the authorized share capital is proposed to be set at ~4.6x the issued share capital, divided between common shares and preferred shares in a 50/50 ratio.

•      The current articles refer to the possibility of fractional shares. It is proposed to add a provision which explicitly grants the board the authority to divide shares into fractional shares.

•      Presently, the company may not cooperate with the issuance of depository receipts. There is no reason for this restriction and it is proposed to allow the company to provide such cooperation (e.g., in the context of an American Depository Receipt program).

5.	• Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

6.	• Textual enhancements and improving consistency with Dutch law terminology.

7.	• Textual enhancements and improving consistency with Dutch law terminology.

8.	• Textual enhancements and improving consistency with Dutch law terminology.

9.	• Textual enhancements and changes to reflect the proposed governance change to a one tier board.

10.	• Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

11.	• Textual enhancements.

12.

•      The choice of law relating to the property law aspects of the company’s common shares made in connection with the IPO has been published on the company’s website. It is proposed to include this choice of law also in the articles, consistent with market practice. The choice of law facilitates settlement of trades in the company’s common shares, also outside the facilities of The Depository Trust Company (or DTC), allowing shareholders to be registered directly in the transfer agent’s records as a shareholders, instead of holding shares through DTC.

13.

•      Textual enhancements and improving consistency with Dutch law terminology.

•      It is proposed that the creation of a share pledge on preferred shares (by the protective foundation) be subject to board approval, giving the company slightly more control if and when preferred shares would be issued (under the call option with the protective foundation) and pledged as collateral for the protective foundation’s financing arrangements.

14.	• It is proposed that the mechanics for a potential transfer of preferred shares (if and when issued) be enhanced in order to mechanics more robust.

15.	• Implementation of the one tier board.

16.	• Textual enhancements and changes to reflect the proposed governance change to a one tier board.

17.	• Textual enhancements and changes to reflect the proposed governance change to a one tier board.

18.

•      Textual enhancements and changes to reflect the proposed governance change to a one tier board.

•      It is proposed that the matters which currently require the approval of the supervisory board be removed from the articles, as the non-executive directors (i.e., the equivalent of the supervisory directors in the new governance structure) will form an integral part of the board and therefore can participate in the decision-making on matters which currently require the approval of the supervisory board.

19.	• Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

20.	• Changes to reflect the proposed governance change to a one tier board. • It is proposed that the CEO be individually authorized to represent the company, consistent with market practice.

21.

•      Textual enhancements and changes to reflect the proposed governance change to a one tier board.

•      It is proposed to include a carve-out from the indemnity offered under the articles. This carve-out relates to proceedings brought by an indemnified officer against the company (except for proceedings to enforce the indemnity provisions under the articles). This is intended to avoid the company having to fund potentially frivolous lawsuits by, for example, disgruntled former officers.

22.

•      Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

•      References to specific percentages of the company’s issued share capital in relation to requesting general meetings and putting items on the agenda for a general meeting are replaced by the percentages provided by applicable Dutch law. The same applies for certain timing aspects associated with these shareholder rights and for the procedures to convene general meetings. These changes are intended to avoid having to amend the articles in case of a change to Dutch law with respect to these matters.

23.	• Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

24.

•      Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

•      It is proposed to add a feature which would allow the board not to apply the registration date in respect of preferred shares. This would allow the protective foundation to exercise its call option and vote preferred shares after the registration date for a general meeting, thereby making the functioning of the protective structure more robust.

25.	• Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

26.

•      Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

•      It is proposed to add a clarification that, if and when the board would be asked to put an item on the agenda by shareholders exercising their statutory rights, this should not automatically be considered to be a matter which has been proposed at the initiative of (or which is necessarily supported by) the board.

27.	• Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

28.	• Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

29.	• Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

30.	• Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

•     Certain provisions have been relocated for reasons of consistency (e.g., the provisions dealing with the authority to make distributions from the company’s reserves and charging amounts against the reserves have been moved to the article which deals with the company’s reserves).

31.

•     Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

•     Certain provisions have been relocated for reasons of consistency (see the explanation in relation to article 30).

32.

•     Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

•     Certain provisions have been relocated for reasons of consistency (see the explanation in relation to article 30).

33.

•     Textual enhancements, improving consistency with Dutch law terminology and changes to reflect the proposed governance change to a one tier board.

•     Certain provisions have been relocated for reasons of consistency (see the explanation in relation to article 30).